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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MultiMedia Access Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   625444 10 4
                                 --------------
                                 (CUSIP Number)


                     Glenn A. Norem, Chief Executive Officer
                2665 Villa Creek, Suite 200, Dallas, Texas 75234
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                     2/4/97
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 625444 10 4                                          PAGE 2 OF 5 PAGES
          ------------                                             ---  ---

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        H.T. Ardinger, Jr.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
                                                             (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                 PF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
         SHARES                          1,591,747
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
       REPORTING                           114,501
         PERSON           ----- ------------------------------------------------
          WITH             9    SOLE DISPOSITIVE POWER

                                         1,591,747
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POSER

                                          114,501
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,706,248
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
        []


--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: MMAC Common stock.

Address of Issuer: MultiMedia Access Corporation, 2665 Villa Creek, Suite 200, Dallas, Texas 75234

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: H.T. Ardinger, Jr.

         (b) Residence or business address: 9040 Governors Row, Dallas, Texas 75247

         (c) Present  principal  occupation  or  employment:   President,   H.T.
             Ardinger & Sons

         (d) No

         (e) No

         (f) U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Ardinger acquired 250,000 shares of Common Stock of the Company in a private placement in March of 1994. Mr. Ardinger and his wife acquired an additional 22,500 shares in private purchases from three founders of the Company in April 1995. In addition, the Ardingers acquired 86,502 shares of Common Stock in a private placement dated December 1995. These shares were acquired with the personal funds of the Ardingers.

         Mr. Ardinger also acquired 191,858 shares of Common Stock and 191,858 redeemable common stock purchase warrants upon the conversion of $882,548 aggregate amount of Convertible Debt and interest accrued thereon at the initial public offering price in February 1997. Mr. Ardinger also acquired 244,565 shares of Common Stock and 244,565 redeemable common stock purchase warrants upon the conversion of $1,125,000 principal amount of Convertible Bridge Debt at the initial public offering price in February 1997.

         Mr. Ardinger holds warrants to purchase an additional 645,000 shares of Common Stock of the Company at prices ranging from $1.00 per share to $3.00 per share. Mr. Ardinger was granted these warrants as an incentive to enter into various financing transactions with the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Ardinger acquired the Common Stock and Warrants as a personal investment and in connection with various financing transactions with the Company.

         (a) Mr. Ardinger and his wife hold 795,425 shares of Common Stock (10.1%) of the Company. Mr. Ardinger and his wife hold warrants to purchase 910,823 shares of Common Stock at prices ranging from $1.00 per share to $4.50 per share. Neither Mr. Ardinger nor his wife have any right to acquire additional shares of the Company.

         (b)      No plans                  (g)      No changes

         (c)      No plans                  (h)      No plans

         (d)      No plans                  (i)      None

         (e)      No plans                  (j)      None

         (f)      No plans


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Ardinger beneficially owns 1,706,248 shares of Common Stock, or 17.8% of the outstanding Common Stock of the Company.

         (b) Mr. Ardinger has the sole power to vote 740,924 shares and shared power to vote 54,501 shares for a total of 795,425 shares of Common Stock of the Company, or 10.1% of the Common Stock of the Company. Assuming the exercise of all warrants exercisable on or before June 15, 1997, he will hold sole voting power over 1,591,747 shares of Common Stock and shared voting power over 114,501 shares for a total of 17.8% of the Common Stock of the Company.

         (c) During  the  last  sixty  days,  Mr.   Ardinger  has  sold  170,600
             redeemable common stock purchase warrants in four transactions at prices ranging from $1.25 per warrant to $1.6875 per warrant.

         (d) No such person exists.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             None.


                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.



                                                 BY: /s/ H.T. Ardinger, Jr.
                                                    ----------------------------
                                                         H.T. Ardinger, Jr.